Genetron Holdings Limited

1-2/F, Building 11, Zone 1

No. 8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

September 5, 2023

VIA EDGAR

Mr. Jimmy McNamara

Ms. Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: Genetron Holdings Ltd

Form 20-F for the Year Ended December 31, 2022

Filed May 12, 2023

File No. 001-39328

Dear Mr. McNamara and Ms. Thompson:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 26, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report.

Form 20-F for the Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 186

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders, including, among others, the Schedule 13G/A filed by Sizhen Wang and FHP Holdings Limited on February 14, 2023, by Hai Yan on February 14, 2022, by Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership) on February 14, 2022, and the Schedule 13G filed by CICC Group on March 14, 2022 in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not rely on any legal opinions or third-party certifications such as affidavits as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.4 to the 2022 Annual Report (“Exhibit 15.4”).

The Company believes the review of its register of members and the public filings made by its shareholders (the “Public Filings”) formed a reasonable basis for the Company to reach the conclusion that it is not controlled by a foreign governmental entity, and it did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (a) of Item 16I in the 2022 Annual Report.

Disclosure under paragraph (b)(2) of Item 16I

With respect to the percentage of shares of Genetron Holdings Limited owned by governmental entities in the foreign jurisdiction in which the registrant is incorporated or otherwise organized, namely, Cayman Islands, Hong Kong, and the PRC, the Company examined the Company’s register of members and Public Filings made by the Company’s shareholders as the Company explained in the previous subsection titled “Submission under paragraph (a) of Item 16I.” Other than reviewing the Public Filings made by the Company’s shareholders, the Company was unable to conduct look-through exercises of the beneficial ownership of holders of its American deposited shares to determine whether such holders are owned by governmental entities in the foreign jurisdiction in which the registrant is incorporated or otherwise organized. However, nothing comes to the attention of the Company that makes the Company believe that any such holder is owned by governmental entities in the foreign jurisdiction in which the registrant is incorporated or otherwise organized.

With respect to the percentage of shares of each of the Company’s consolidated foreign operating entities, the Company respectfully submits that it relied on a review of the register of members of each such consolidated foreign operating entities and, to the extent practicable, a review of business registration information (on a look-through basis) of such shareholders.

Except Genetron (Wuxi) Business Management Co., Ltd., Genetron (Wuxi) Biotech Co., Ltd. and Genetron Health (Beijing) Co., Ltd., all other consolidated foreign operating entities are wholly owned by their respective shareholder, which is also a consolidated foreign operating entities of the Group, and therefore not owned by governmental entities in Cayman Islands, Hong Kong or the PRC.

With respect to Genetron (Wuxi) Business Management Co., Ltd., the Company has disclosed in the 2022 Annual Report that 90% of the equity interest is owned by Genetron Health (Hong Kong) Company Limited. Upon further review of the register of members of Genetron (Wuxi) Business Management Co., Ltd. and the look-through analysis, the Company wishes to amend its prior disclosure with respect to Item 16.I(b)(i) on page 187 of the 2022 Annual Report as follows:

“(i) Except that ~~10%~~ 6% of equity interest of Genetron (Wuxi) Business Management Co., Ltd. is owned by Wuxi municipal government, none of shares of Genetron Holdings Limited or the VIEs are owned by governmental entities in Cayman Islands or in the PRC;”

The Company has also disclosed in the 2022 Annual Report that shareholders of Genetron (Wuxi) Biotech Co., Ltd. are Sizhen Wang, our Chief Executive Officer of the Company, and Yuchen Jiao, our Chief Technology Officer of the Company, each holding 90% and 10%, respectively, equity interests of Genetron (Wuxi) Biotech Co., Ltd. Accordingly, equity interests of Genetron (Wuxi) Biotech Co., Ltd. are not owned by governmental entities in Cayman Islands, Hong Kong or the PRC.

Further, the Company has disclosed in the 2022 Annual Report that shareholders of Genetron Health (Beijing) Co., Ltd., or Genetron Health, are (a) Wang-Acting-in-Concert Group, collectively holding 58.0% equity interests of Genetron Health, and (b) a diversified group of unrelated PRC-based institutional investors that are also shareholders of Genetron Holdings Limited, collectively holding 42.0% of equity interests of Genetron Health (together (a) and (b), the “Genetron Health Shareholders”). Based on the Company’s prior relationship with the Genetron Health Shareholders and review of business registration information (on a look-through basis) publicly available, the Company reasonably believes that none of the equity interest of Genetron Health is owned by governmental entities in Cayman Islands, Hong Kong, or the PRC.

Disclosure under paragraph (b)(3) of Item 16I

Based on the documents reviewed and reasons as explained above, the Company reached the conclusion that governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest in the Company or any of its consolidated foreign operating entities. The Company did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (b)(3) of Item 16I in the 2022 Annual Report.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that in preparation of its required disclosure under paragraph (b)(4) of Item 16I of Form 20-F, the Company conducted written or oral inquiries to each member of the board of directors of (a) Genetron Holdings Limited and (b) each of its consolidated foreign operating entities (each a “Director”, collectively “Directors”) to determine whether a Director is an official of the Chinese Communist Party. The Company has factored the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party into its determination in connection with its disclosures under paragraph (b)(4) of Item 16(I)

Based on the information provided by each of the Directors, the Company reasonably believes that none of the Director is an official of the Chinese Communist Party. The Company has not relied upon third party certifications such as affidavits as the basis for its disclosure.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Genetron Holdings Limited or the VIEs.” We also note that the list of significant subsidiaries and the VIEs in Exhibit 8.1 appears to indicate that you have subsidiaries in the PRC and Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Please refer to the Company’s response to Comment No.1 under the heading “Disclosure under paragraph (b)(2) of Item 16I.” The Company has taken into account of the following jurisdictions to prepare its disclosures pursuant to Item 16I(b)(2): Cayman Islands, Hong Kong, and the PRC.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to (b)(3), please refer to the Company’s response to Comment No.1 under the heading “Disclosure under paragraph (b)(3) of Item 16I.”

With respect to (b)(5), the Company respectfully submits that as of the date of 2022 Annual Report, the effective memorandum and articles of association of Genetron Holdings Limited and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such charter.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of 2022 Annual Report, the effective memorandum and articles of association of Genetron Holdings Limited and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such charter.

Please kindly note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Genetron Holdings Limited’s Annual Report on Form 20-F, please contact Xuelin (Steve) Wang at +852 2533-1092 (xuelin.wang@davispolk.com) of Davis Polk & Wardwell LLP.

Sincerely yours,

Genetron Holdings Limited

Date: September 5, 2023

	By:	/s/ Sizhen Wang
		Name:	Sizhen Wang
		Title:	Chief Executive Officer

cc: Evan Xu

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